SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STARTECH ENVIRONMENTAL CORPORATION
(Name of Subject Company (Issuer))
FLH ACQUISITION CORP.
a wholly-owned subsidiary of
FRIENDLY LRL HOLDINGS, LLC
an indirect subsidiary of
LRL INVESTMENTS LTD.
(Names of Filing Persons (Offerors))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

855906103
(CUSIP Number of Class of Securities)

Sergey Mitirev
Dmitry Timoshin
16, rue de Contamines
1206 Geneve
Switzerland
+41 22 704 32 00
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Peter L. Korn, Jr.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020-1089
(212) 768-6700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,393,358	$1,082

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase all of the outstanding shares of common stock, no par value (including the associated preferred stock purchase rights) (together, the “Shares”), of Startech Environmental Corporation at a purchase price of $0.65 cash per Share, without interest, and assumes the purchase of all 23,741,470 Shares issued and outstanding as of August 1, 2009, and all options and warrants outstanding as of such date with respect to an aggregate of 6,094,466 Shares. The number of outstanding Shares, options, and warrants is based on information contained in Post-Effective Amendment No. 4 to Startech’s Registration Statement on Form S-1 filed with the Commission on August 13, 2009.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000558.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,082	Filing Party:	FLH Acquisition Corp.,
Friendly LRL Holdings, LLC and
LRL Investments Ltd.
Form or Registration No.: Schedule TO	Date Filed:	July 6, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed with the Securities and Exchange Commission on July 6, 2009 and as amended and supplemented by Amendment No. 1 filed on July 20, 2009, Amendment No. 2 filed on July 24, 2009 and Amendment No. 3 filed on July 30, 2009, by LRL Investments Ltd. (“LRL”), Friendly LRL Holdings, LLC, an indirect subsidiary of LRL (“Parent” or “FLH”), and FLH Acquisition Corp., a Colorado corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the Purchaser’s tender offer for all of the outstanding shares of common stock, no par value, including the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company”), for $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 6, 2009, as amended (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which were filed as exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.
     The information set forth in the Offer to Purchase and the related Letter of Transmittal, is incorporated by reference into all items of this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.
Item 1 through 9 and 11.
     THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (A)(1)(A) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
General
     As reflected in the amendments to the Offer set forth in this Amendment No. 4, on August 26, 2009, Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on Wednesday, September 30, 2009, unless further extended. The Offer was also amended on August 26, 2009 to include the Second-Step Merger Condition to the Offer. Accordingly, subject to satisfaction or waiver of the Second-Step Merger Condition and the other conditions to the Offer, including the Minimum Condition, Purchaser intends to accept for payment Shares tendered pursuant to the Offer upon the scheduled expiration of the Offer, 11:59 p.m., New York City time on September 30, 2009, and to commence payment for such Shares promptly thereafter. As of 5:00 p.m., New York City time, on August 25, 2009, approximately 1,658,925 Shares had been tendered in and not withdrawn from the Offer. The full text of the press release issued by Parent on August 26, 2009 is filed as Exhibit (a)(5)(G) hereto and is incorporated by reference herein.

General Amendments
     All references to “11:59 p.m., New York City time, on Monday, August 31, 2009” in the Offer to Purchase as previously amended are hereby amended to be references to “11:59 p.m., New York City time, on Wednesday, September 30, 2009”. All references to the phrase “(which condition was waived on July 20, 2009)” appearing immediately following references to the Second-Step Merger Condition in the Offer to Purchase, as previously amended, are hereby deleted.
Cover Page
     The cover page of the Offer to Purchase is amended and restated as follows:
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
Startech Environmental Corporation
by
FLH Acquisition Corp.
a wholly-owned subsidiary of
Friendly LRL Holdings, LLC
an indirect subsidiary of
LRL Investments Ltd.
at
$0.65 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 30, 2009, UNLESS THE OFFER IS EXTENDED.
     The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of shares of common stock, no par value, together with the associated preferred stock purchase rights (together, the “Shares”), of Startech Environmental Corporation, a Colorado corporation (the “Company” or “Startech”), which, when added to any Shares already owned by Friendly LRL Holdings, LLC, a Delaware limited liability company (“Parent” or “FLH”) and its subsidiaries (including FLH Acquisition Corp., a Colorado corporation (“Purchaser”)), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (which means after giving effect to the exercise of all outstanding options, warrants, rights and convertible securities); (2) a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates)

and the Company; (3) the Company’s Board of Directors shall have redeemed the associated preferred stock purchase rights or the Purchaser shall be satisfied, in its reasonable discretion, that the rights have expired, been invalidated or are otherwise inapplicable to the Offer and the proposed merger (the “Merger”) of the Company and the Purchaser (or one of its affiliates) as described herein; and (4) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. See Section 14 of this Offer to Purchase for additional conditions to the Offer.
     Parent and the Purchaser are seeking to negotiate a business combination with the Company. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of shares to be purchased, the Offer Price and the consideration to be offered in the proposed Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such Merger, be converted into the consideration negotiated by Parent, the Purchaser and the Company.
     This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.
IMPORTANT
     If you desire to tender all or any portion of your Shares in the Offer, this is what you must do prior to expiration of the Offer:
•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to the Depositary (as defined herein) or tender such Shares pursuant to the procedures for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary or comply with the other procedures on a timely basis prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery and following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Please call the Information Agent, Morrow & Co., LLC, at (800) 607-0088 for assistance.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent, and such copies will be provided promptly at the Purchaser’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee to request additional copies of these materials or for assistance concerning the Offer. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of shares pursuant to the Offer.
The Information Agent for the Offer is:
Morrow & Co., LLC
July 6, 2009

SUMMARY TERM SHEET
     The first sentence in the answer to the question “How long do I have to decide whether to tender my shares in the offer?” is deleted in its entirety and replaced with the following:
     You will have until 11:59 p.m., New York City time, on Wednesday, September 30, 2009, to tender your shares in the offer, unless we extend the offer.
     The answer to the question “What are the most significant conditions to the offer?” is deleted in its entirety and replaced with the following:
     We will not be obligated to purchase any shares that are validly tendered and not withdrawn pursuant to the offer if the conditions to the offer are not satisfied at the time the offer expires. The most significant conditions to consummation of the offer include the following:
•	the number of Shares validly tendered and not withdrawn before the expiration of the offer, when added to any Shares already owed by Parent and its subsidiaries, represents at least a majority of the then-outstanding shares on a fully-diluted basis;

•	a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates) and the Company;

•	the Company’s Board of Directors shall have redeemed the associated preferred stock purchase rights or we are satisfied, in our reasonable discretion, that the rights have expired, been invalidated or are otherwise inapplicable to the offer and the merger described herein; and

•	the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company.
     The offer is also subject to a number of other conditions. The offer is not conditioned upon any financing arrangements or subject to a financing condition. See Section 14 of this Offer to Purchase entitled “Certain Conditions of the Offer” for a description of all of the conditions to the offer.
INTRODUCTION
     The third paragraph of “INTRODUCTION” is deleted in its entirety and replaced with the following paragraphs:
     “The Offer is not conditioned upon any financing arrangements or subject to a financing condition. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by

Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (the “Minimum Condition”); (2) a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates) and the Company (the “Second-Step Merger Condition”); (3) the Company’s Board of Directors shall have redeemed the Rights or the Purchaser shall be satisfied, in its reasonable discretion, that the Rights have expired, been invalidated or are otherwise inapplicable to the Offer and the proposed merger (the “Merger”) of the Company and the Purchaser (or one of its affiliates) as described herein (the “Rights Condition”); and (4) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company (the “Impairment Condition”). Other conditions to the Offer are described in Section 14 of this Offer to Purchase.
     As disclosed in the Company’s Current Report on Form 8-K filed on July 27, 2009 with the SEC (the “July 27 Form 8-K”), on July 24, 2009, the Company’s Board of Directors adopted and entered into a Rights Agreement and declared a distribution of one Right for each outstanding share of Common Stock to shareholders of record at the close of business on July 27, 2009, and for each share of Common Stock issued (including shares of Common Stock issued from the Company’s treasury) by the Company thereafter and prior to the Distribution Date (as defined in “The Offer—Section 8—Certain Information Concerning the Company”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock at a price of $1.30 per share, subject to adjustment in certain circumstances. According to the Form 8-K filed by the Company on August 24, 2009, the Rights Agreement, as amended, will expire on September 23, 2009, unless the Rights issued under the Rights Agreement become exercisable; the Rights Agreement could be renewed or extended, however, if the Board believed that it required additional time and that the renewal or extension was in the best interests of Company shareholders. See “The Offer—Section 8—Certain Information Concerning the Company”.”
THE OFFER
Section 1—Terms of the Offer
     The third paragraph of “The Offer—Section 1—Terms of the Offer” is amended by deleting the first sentence thereof in its entirety and replacing it with the following:
     “The Offer is subject to the conditions (the “Offer Conditions”) set forth in Section 14 of this Offer to Purchase entitled “Certain Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Condition, the Second-Step Merger Condition, the Rights Condition and the Impairment Condition.”

Section 8—Certain Information Concerning the Company
     “The Offer—Section 8—Certain Information Concerning the Company” is modified by amending and restating the second and third paragraphs thereof (inserted in Amendment No. 3) to read as follows:
     “Preferred Stock Purchase Rights; Series A Preferred Stock. The following description of the Rights and the Preferred Stock (as defined below) is based upon publicly available documents filed by the Company with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to the Company’s registration statement on Form 8-A filed with the SEC on July 27, 2009, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2009.
     On July 24, 2009, the Company Board approved the adoption of a Stockholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of the Company’s Common Stock to shareholders of record on the close of business on July 27, 2009. Each Right is nominally exercisable, upon the occurrence of certain events, for one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share (the “Preferred Stock”), at a purchase price of $1.30 per unit, subject to adjustment. On August 24, 2009, the Company entered into Amendment No. 1 to the Rights Agreement, which extended the “Rights Expiration Date” (as defined below) as described in the following sentence. As amended, the Rights will expire on September 23, 2009; provided, however, that if the Rights shall become exercisable upon the occurrence of a Triggering Event at or before the Close of Business on September 23, 2009, the Rights Expiration Date shall mean September 23, 2014, and the provisions of the Rights Agreement (as defined below) shall remain in full force and effect as necessary to allow for the exercise or exchange of the Rights in accordance with the terms thereof, and the Rights shall remain exercisable, through the Close of Business on such date (the “Rights Expiration Date”). The description and terms of the Rights are set forth in a Rights Agreement as amended by Amendment No. 1 thereto (as amended, the “Rights Agreement”) between the Company and Corporate Stock Transfer, Inc. as Rights Agent. All capitalized terms used herein and not otherwise defined shall have the definitions assigned to such terms in the Rights Agreement.”
Section 11—Background of the Offer; Past Contacts or Negotiations with the Company
     The section captioned “Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended to insert the following at the end of such section:
     On August 26, 2009, Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on Wednesday, September 30, 2009, unless further extended. Purchaser also announced on that date that the Offer had been amended to include the Second-Step Merger Condition to the Offer.
Section 14—Certain Conditions of the Offer
     The following language in the first paragraph of “The Offer—Section 14—Certain Conditions of the Offer” is hereby deleted and replaced with the following:
     “Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer)), pay for, any Shares, and may extend, terminate or amend the Offer and may postpone the acceptance for payment of any Shares tendered, if prior to expiration of the Offer, in the reasonable judgment of Purchaser, the Minimum Condition, the Second-Step Merger Condition, the Rights Condition or the Impairment Condition shall not have been satisfied, or at any time on or after the date of this Offer to Purchaser, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following conditions exist:”

     Clause (vi) of “The Offer—Section 14—Certain Conditions of the Offer” is amended by deleting each reference to “July 27, 2009” therein and substituting “August 24, 2009” therefor.
THE FORM OF LETTER OF TRANSMITTAL ATTACHED AS EXHIBIT (A)(1)(B) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     All references to “11:59 p.m., New York City time, on Monday, August 31, 2009” in the Letter of Transmittal as previously amended are hereby amended to be references to “11:59 p.m., New York City time, on Wednesday, September 30, 2009”.
THE FORM OF LETTER FROM PURCHASER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES ATTACHED AS EXHIBIT (A)(1)(D) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     All references to “11:59 p.m., New York City time, on Monday, August 31, 2009” in the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees as previously amended are hereby amended to be references to “11:59 p.m., New York City time, on Wednesday, September 30, 2009”.
     The first paragraph on the second page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis; (2) a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates) and the Company; (3) the Company Board (as defined in the Offer to Purchase) shall have redeemed the Rights (as defined in the Offer to Purchase) or the Purchaser shall be satisfied, in its reasonable discretion, that the Rights have expired, been invalidated or are otherwise inapplicable to the Offer and the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase; and (4) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. The Offer is also subject to other terms and conditions described in the Offer to Purchase.”
THE FORM OF LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES ATTACHED AS EXHIBIT (A)(1)(E) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:
     All references to “11:59 p.m., New York City time, on Monday, August 31, 2009” in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and

Nominees as previously amended are hereby amended to be references to “11:59 p.m., New York City time, on Wednesday, September 30, 2009”.
     The fourth paragraph of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:
     “Your attention is directed to the following:
     1. The Offer price is $0.65 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon.
     2. The Offer is being made for all outstanding Shares.
     3. The Offer and withdrawal rights expire at 11:59 p.m., New York City time, on Wednesday, September 30, 2009, unless extended.
     4. The Offer is conditioned upon, among other things: (1) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, when added to any Shares already owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the outstanding Shares on the date of purchase on a fully-diluted basis (which means after giving effect to the exercise of all outstanding options, warrants, rights and convertible securities); (2) a definitive merger agreement, in form and substance satisfactory to Parent in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or Parent or any of Parent’s affiliates) with respect to a merger of Purchaser (and/or Parent or any of Parent’s affiliates) and the Company; (3) the Company Board (as defined in the Offer to Purchase) shall have redeemed the Rights (as defined in the Offer to Purchase) or the Purchaser shall be satisfied, in its reasonable discretion, that the Rights have expired, been invalidated or are otherwise inapplicable to the Offer and the merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase; and (4) the Company shall not have entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected economic value to Parent of the acquisition of the Company. The Offer is also subject to other terms and conditions described in the Offer to Purchase.
     5. Any stock transfer taxes applicable to a sale of Shares to the Purchaser pursuant to the Offer will be borne by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal. However, U.S. federal income tax may be withheld at the applicable backup withholding rate, unless the required taxpayer identification information is provided and certain certification requirements are met, or unless an exemption is established. See Instruction 9 of the Letter of Transmittal.”
Item 12. Materials to be filed as Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(G)	Press Release issued by Parent dated August 26, 2009

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2009	FLH ACQUISITION CORP.

	By:	/s/ Sergey S. Mitirev

Name: Sergey S. Mitirev
Title: Director

	By:	/s/ Dmitry A. Timoshin

Name: Dmitry A. Timoshin
Title: Director

FRIENDLY LRL HOLDINGS, LLC

	By:	/s/ Sergey S. Mitirev

Name: Sergey S. Mitirev
Title: Authorized Representative

	By:	/s/ Dmitry A. Timoshin

Name: Dmitry A. Timoshin
Title: Authorized Representative

LRL INVESTMENTS LTD.

	By:	/s/ Sergey S. Mitirev

Name: Sergey S. Mitirev
Title: Director

	By:	/s/ Dmitry A. Timoshin

Name: Dmitry A. Timoshin
Title: Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

(a)(1)(A)	Offer to Purchase, dated July 6, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A)	Form of Summary Advertisement, as published in the New York Times on July 6, 2009.*

(a)(5)(B)	Press Release issued by Parent, dated July 6, 2009.*

(a)(5)(C)	Press Release issued by Parent, dated June 29, 2009 (incorporated by reference to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on June 29, 2009).*

(a)(5)(D)	Press Release issued by Parent, dated July 20, 2009.*

(a)(5)(E)	Press Release issued by Parent, dated July 24, 2009.*

(a)(5)(F)	Press Release issued by Parent, dated July 30, 2009.*

(a)(5)(G)	Press Release issued by Parent, dated August 26, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed